Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of subsidiary	Location
DYNAenergetics Canada Inc	Alberta, Canada
DYNAenergetics Beteiligungs GmbH	Burbach, Germany
DYNAenergetics GmbH & Co KG	Burbach, Germany
DYNAenergetics Holding GmbH	Burbach, Germany
DYNAenergetics NA, LLC	Colorado, USA
DYNAenergetics RUS	Moscow, Russia
DYNAenergetics US, Inc	Texas, USA
Dynamic Materials Luxembourg 1 S.a r.L	Luxembourg, Luxembourg
Dynamic Materials Luxembourg 2 S.a r.L	Luxembourg, Luxembourg
Dynaplat GmbH & Co KG	Burbach, Germany
Dynaplat Holdings GmbH	Burbach, Germany
Nitro Metall Aktiebolag	Likenas, Sweden
Nobelclad Europe S.A.	Rivesaltes, France
Perfoline	Tyumen, Russia